UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Kabushiki Kaisha CFS Corporation
Kabushiki Kaisha AIN PHARMACIEZ

(Names of Subject Company)

CFS Corporation
AIN PHARMACIEZ INC.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

CFS Corporation
AIN PHARMACIEZ INC.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

CFS Corporation
Attn.: Nobue Sato
General Manager
General Administrative Division
Shinyokohama Mineta Bld. 5F, 3-19, Shinyokohama 2-chome,
Kohoku-ku, Yokohama-shi, Kanagawa 222-0033
Japan
(phone number: 81-45-476-7474)

AIN PHARMACIEZ INC.
Attn.: Masato Sakai
Director
Corporate Planning Division
2-1, Higashinaebo 5-jo 1-chome,
Higashi-ku, Sapporo-shi, Hokkaido 007-0805
Japan
(phone number: 81-11-783-5681)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release dated October 5, 2007 of CFS Corporation and AIN PHARMACIEZ INC. announcing the establishment of a holding company.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of CFS Corporation and AIN PHARMACIEZ INC. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CFS Corporation

By: Kenji Ishida

Name: Kenji Ishida
Title: Chairman, President & CEO

Date: October 5, 2007

TOKYO:35095.4

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AIN PHARMACIEZ INC.

By: [signature]
Name: Kiichi Ohtani
Title: President

Date: October 5, 2007

EXHIBIT 1

The following is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

October 5, 2007

To whom it may concern:

Company Name	:	CFS Corporation
Representative	:	Kenji Ishida Representative Director, Chairman and President
Ticker	:	8229 First Section of the Tokyo Stock Exchange
Contact	:	Takehiko Ishida Director, Executive Vice President and General Manager of Corporate Planning Department
Tel. No.	:	045-476-7474

Company Name	:	AIN PHARMACIEZ INC.
Representative	:	Kiichi Ohtani Representative Director and President
Ticker	:	9627 JASDAQ Securities Exchange
Contact	:	Junichi Kawai Executive Director and Manager of Administrative Headquarters
Tel. No.	:	011-783-0189

Announcement of Basic Agreement of Business Integration by way of Share Transfer (Draft)

CFS Corporation (Mishima, Shizuoka: "CFS Corporation") and AIN PHARMACIEZ INC. (Higashi-ku, Sapporo: "Ain Pharmaciez") jointly announce that, following the resolutions by the respective board of directors' meetings held today, the parties have agreed in principle to integrate their businesses through establishment of a joint holding company to be the wholly owning parent company of both parties by way of share transfer (*kabushiki-iten*).

1. Background and purpose of the business integration by way of share transfer

The environment surrounding the healthcare industry in Japan has seen a phased implementation of various healthcare cost control policies in response to expanding social security expenses, including the promotion of the use of generic drugs through revisions to medical fees and pharmaceutical prices. The prescription pharmacies and drug stores business model adopted by CFS Corporation and Ain Pharmaciez is facing an important turning point in light of developments such as the enactment of the revised Pharmaceutical Law, which eased regulations on the sales of over-the-counter medicines and growing awareness among citizens regarding health maintenance and promotion. In response to these social changes, the healthcare industry has seen intensifying competition not only among competitors in the same industry but also in competition transcending industry types and categories, including manufacturers, wholesalers and retailers, which at the same time has brought about a rapid increase in business reorganizations and integrations pursuing economies of scale and synergies.

CFS Corporation has developed 263 drugstores that are focused on providing highly specialized services primarily in the Kanagawa, Shizuoka and Tokyo areas. At the same time, CFS Corporation has also placed an emphasis on opening drugstores with adjoining prescription pharmacies. Moreover, CFS Corporation has engaged in a business unique to the industry, investing its business resources in both the healthcare and food industries through development of 25 supermarket stores.

Meanwhile, the Ain Pharmaciez Group has developed 343 prescription pharmacy stores nationwide, and has established its position as the leader in the industry by aggressively opening stores through strategies that include mergers and acquisitions. In addition to suburban drugstores, Ain Pharmaciez has developed a new category of urban drugstores specializing in cosmetics, and has opened 44 such stores. Furthermore, in reaction to medical service system revisions, Ain Pharmaciez has also engaged in a wholesale business focusing specifically on the handling of generic drugs.

On the basis of shared ideas concerning management principles which place the highest value on contributing to the maintenance of our customers' health, CFS Corporation and Ain Pharmaciez have been exchanging opinions regarding ways in which to deal with the changing business environment surrounding both companies. After considering the best interests of not only both parties but also of their respective shareholders, customers, business partners and local communities, the parties have agreed to integrate their businesses through the establishment of a joint holding company by way of a share transfer.

Through this business integration, the parties aim to become the leading comprehensive healthcare company offering high added-value and specialized products and services to our customers. The new company group will be number one in the amount of sales and number two in terms of gross sales of pharmaceutical products including medical and over-the-counter products in the drugstore industry as a whole, including prescription pharmacies.

In the prescription business, by having two types of stores, namely, large-scale prescription-specialized pharmacies adjacent to hospitals and prescription pharmacies with adjoining drugstores, the new company group will strategically promote store developments nationwide by taking advantage of the characteristics of each store location.

In the merchandising business, the new company group will aggressively accelerate the opening of new drugstores that are highly specialized, having either prescription pharmacy functions or a specialty in cosmetics, in addition to drugstores offering services satisfying diversified customer needs that have high customer satisfaction rates in the Tokyo metropolitan area and major cities nationwide. We intend to drastically strengthen the revenue base of CFS Corporation's supermarket business, taking into consideration, among other options, strategic affiliations with other companies.

CFS Corporation and Ain Pharmaciez will secure a stable business base by integrating the business resources of both parties, and by sharing the management know-how each party has cultivated respectively, endeavor to strengthen the revenue base and maximize its corporate value through improvement of customer services, achievement of market competitiveness, improvement of management efficiency, and expansion of business scale.

Specific effects of the integration are as follows:

(1) Creation of a new healthcare business model
The new company group will promote the deployment of a comprehensive business unprecedented in the existing healthcare industry, such as drugstores that range from the full-scale type to those specializing in cosmetics, and prescription pharmacies that range from large-scale pharmacies adjacent to hospitals to drugstores with adjoining prescription pharmacies. The integration of the business resources of both companies will enable us to offer high added-value services to our customers as a comprehensive healthcare support company, addressing needs ranging from prevention to medical care.

(2) Enhancement of the revenue base through expansion of scale
We will implement highly profit-oriented management not only through maximization of economies of scale derived from becoming the industry leader in the sales of pharmaceutical products and reduction of purchase costs as well as substantial reduction in distribution costs, but also through expansion of the handling of PB products, generic drugs and other products and enhancement of the systems for purchasing and sales.

(3) Reinforcement of human resources development and training systems

Through the integration of the educational and training systems of both companies, a specialized and continuous human resources development program covering all-around healthcare will be established. With this program, we expect to hire even more talented human resources such as pharmacists, and at the same time, will be able to fulfill various customer needs with a high level of expertise as a comprehensive healthcare company.

(4) Rationalization and efficiency of management structure

We aim to reduce overhead costs and improve management efficiency in all aspects, including through the sharing of operation systems and IT investments of both companies, integration of overlapping functions, appropriate reallocation of human resources including through personnel exchanges, and the standardization of operations.

Through these measures, the new company group will aspire to become a leading comprehensive healthcare company, and in addition to continuous efforts to grow and enhance our relationship of trust with society, both companies are determined to meet the expectations of our shareholders, customers, business partners and all other stakeholders.

2. Summary of the share transfer

(1) Schedule of the share transfer

October 5, 2007	Board of directors meetings to approve the execution of a letter of intent regarding the share transfer (both companies)
Early November, 2007 (subject to change)	Board of directors meetings to approve the definitive agreement and a share transfer plan (both companies)
Late November, 2007 (subject to change)	Record date of the extraordinary shareholders' meeting (both companies)
Late January, 2008 (subject to change)	Extraordinary shareholders' meeting to approve the share transfer plan (both companies)
March 26, 2008, (subject to change)	Delisting date (both companies)
April 1, 2008, (subject to change)	Date of registration of the incorporation of the joint holding company and the effective date
April 1, 2008, (subject to change)	Listing date of the joint holding company
Late May, 2008 (subject to change)	Date of issuance of share certificates of the joint holding company

If any unavoidable circumstances arise during the course of the procedure, the parties may consult and amend the schedule.

(2) Share transfer ratios

	Joint Holding Company	CFS Corporation	Ain Pharmaciez
Share transfer ratios	1.00	0.30	1.25

(Note 1) Share allocation ratios

The shares of the joint holding company will be allocated and delivered

respectively according to the following ratios:
0.30 shares of common stock of the joint holding company for one share of common stock of CFS Corporation; and
1.25 shares of common stock of the joint holding company for one share of common stock of Ain Pharmaciez.
Fractions of less than one share will be rounded off.
If any material change is made to the terms forming the basis of calculation, the above share transfer ratios are subject to change upon mutual consultation between the parties.

(Note 2) Number of share unit:
The number of shares constituting one (1) unit of the joint holding company is expected to be 100 shares, and with respect to shareholders who hold shares equal to or exceeding a unit of CFS Corporation or Ain Pharmaciez, shares equal to or exceeding the number of shares constituting a unit will be allocated and delivered (Currently, the number of shares constituting one unit of CFS Corporation is 500 shares and the number of shares constituting one unit of Ain Pharmaciez is 100 shares).

(Note 3) Number of new shares to be delivered by the joint holding company through the share transfer (subject to change):
23,120,235 shares of common stock
However, if share options of Ain Pharmaciez are exercised prior to the incorporation of the joint holding company, the number of shares to be delivered by the joint holding company may change.

(3) Basis of calculation of the share transfer ratios, etc.

(i) Basis of calculation

In order to ensure the fairness in calculating the share transfer ratios to be used in this share transfer, CFS Corporation and Ain Pharmaciez appointed PwC Advisory Co., Ltd. ("PwCA") and ABeam M&A Consulting Ltd. ("AMC"), respectively, to estimate the share transfer ratios, and each respectively received a valuation report.

CFS Corporation and Ain Pharmaciez each took into account the respective calculations of the share transfer ratios made by PwCA and AMC in their determinations of the share transfer ratios.

The primary methodologies that PwCA used to estimate a range of the stock value of each company were the market share price method and the discounted cash flow method. For reference purpose, PwCA also considered the comparable peer company method and other methods with respect to both companies. The overview of the results of the estimations made by PwCA is as follows:

Method adopted	Range of valuation of the share transfer ratios (Note)
Market share price method	0.25 to 0.35
Discounted cash flow method	0.20 to 0.33

With respect to the market share price method, taking into consideration market share prices trend and turnover volume, average closing share prices and the weighted average turnover for the period of one month, three months, and six months were used with October 3, 2007 as the record date.

(Note) The share transfer ratio will be the number of shares of common stock of the joint holding company to be allocated to one share of common stock of CFS Corporation in the case where 1.25 shares of common stock of the joint holding company is allocated to one share of common stock of Ain Pharmaciez.

In principle, PwCA estimated the range of share transfer ratios using information provided by both companies, publicly available information and other information as is, and did not independently conduct a verification of their accuracy or completeness on the basis of the assumption that all such material, information and other matters are accurate and complete. Furthermore, PwCA has not made any independent evaluation, appraisal or assessment with respect to the assets or liabilities (including contingent liabilities) of the companies and their affiliated companies, including individual analysis of each asset and each liability, nor has it made any request to any third-party institutions for appraisal or assessment.

AMC calculated the stock value of each company using the market average share price method, the discounted cash flow method, the comparable peer company method and other methods with respect to both companies. The overview of the results of the preliminary calculations made by AMC is as follows:

Method adopted	Range of valuation of the share transfer ratios (Note)
Market share price analysis	0.25 to 0.33
Discounted cash flow analysis	0.17 to 0.30
Comparable peer company analysis	0.17 to 0.26

With respect to the market average share price method, taking into consideration widely used average calculation periods and market trading records of both companies' shares, average closing share prices and the weighted average turnover for the period of one month and three months, and the weighted average turnover for the period of six months were used with October 3, 2007 as the record date.

(Note) The share transfer ratio will be the number of shares of common stock of the joint holding company to be allocated to one share of common stock of CFS Corporation in the case where 1.25 shares of common stock of the joint holding company is allocated to one share of common stock of Ain Pharmaciez.

In principle, AMC calculated share transfer ratios using information provided by both companies, publicly available information and other information as is, and did not independently conduct a verification of their accuracy or completeness on the basis of the assumption that all such material, information and other matters are accurate and complete. Furthermore, AMC has not made any independent evaluation, appraisal or assessment with respect to the assets or liabilities (including contingent liabilities) of the companies and their affiliated companies, including individual analysis of each asset and each liability, nor has it made any request to any third-party institutions for appraisal or assessment.

On the basis of the above calculation results presented by their respective third-party assessors, the companies determined the share transfer ratios upon mutual consultation by taking into account factors such as the financial status of each company and future prospects. If any material change is made to the terms forming the basis of calculation, the above share transfer ratios are subject to change upon mutual consultation between the parties.

(ii) Process of calculation
In determining the share transfer ratios, both companies verified the status of the other party and respectively obtained reports from experts after conducting due diligence of the other party. In addition, as mentioned above, both companies obtained a valuation report regarding share transfer ratios from their respective assessors and engaged in reviews and discussions based on such materials.

The companies reached an agreement on the share transfer ratios within the range presented by both assessors by comprehensively taking into account the results of the due diligence, preliminary calculations of the share transfer ratios, the possibility of approval by each company's shareholders' meeting and other matters, and the share transfer ratios were approved by the board of directors' meeting of each company.

(iii) Relationship with Assessors
PwCA and AMC are not related parties of CFS Corporation or Ain Pharmaciez.

(4) Handling of share options issued by Ain Pharmaciez
With respect to share options issued by Ain Pharmaciez as incentive stock options, share options of the joint holding company are expected to be delivered in exchange for such share options to the holders of such share options, subject to a definitive provision in the

share transfer plan to be negotiated and made between the companies.
Further, CFS Corporation has not issued any share options.

(5) Matters regarding the listing application of the joint holding company
The companies will file an application for the listing on the Tokyo Stock Exchange with respect to the shares of the joint holding company to be newly incorporated. The listing date, which will be determined in accordance with the rules and regulations of the Tokyo Stock Exchange, is scheduled to be April 1, 2008, the incorporation registration date of the joint holding company. Please note that, following the share transfer, shares of CFS Corporation and Ain Pharmaciez are scheduled to be delisted from the Tokyo Stock Exchange and JASDAQ Securities Exchange on March 26, 2008, respectively.

3. Outline of the parties to the share transfer

(1) Corporate Name	CFS Corporation	AIN PHARMACIEZ INC.
(2) Line of Business	Product retail business: Drug store business, supermarket business and other businesses	Pharmaceutical business: Management of prescription pharmacies and other businesses Merchandising business: Drug store management and other businesses
(3) Date of Incorporation	September 1, 1947	August 2, 1969
(4) Location of Head Office	13-4, Hirokoji-cho, Mishima-shi, Shizuoka-ken (This is the address of the registered head office, and the actual operations are conducted in Kohoku-ku, Yokohama-shi.)	1-2-1, Higashinaebo 5 jo, Higashi-ku, Sapporo-shi, Hokkaido
(5) Representative	Kenji Ishida Representative Director, Chairman and President	Kiichi Ohtani Representative Director and President
(6) Capital	5,660 million yen	3,395 million yen
(7) Total Number of Issued Shares (as of October 4, 2007)	29,911,678 shares	11,322,456 shares
(8) Net Assets (Consolidated)	17,497 million yen	11,326 million yen
(9) Total Assets (Consolidated)	51,970 million yen	49,849 million yen
(10) Date of Fiscal Year End	February 20	April 30
(11) Number of Employees (Consolidated)	1,551	1,947
(12) Main Customers	General customers	General customers
(13) Major Shareholders and Shareholding Ratios	AEON Co., Ltd 15.01% Ishida Co., Ltd. 5.86% Kyoei-kai of CFS Corporation 4.00% Suruga Bank Ltd. 3.74% Kenji Ishida 3.36%	Kiichi Ohtani 16.73% Marubeni Corporation 13.16% Yoshiaki Imagawa 10.96% State Street Bank and Trust Company 7.68% The Hokkaido Bank, Ltd. 4.82%
(14) Main Financing Banks	Suruga Bank Ltd. Sumitomo Mitsui Banking Corporation The Shizuoka Bank, Ltd.	The Hokkaido Bank, Ltd. North Pacific Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(15) Relationships between Parties	Capital Relationship	N/A
	Personnel Relationship	N/A
	Business Relationship	N/A
	Status as Related Parties	N/A

Note: The above numbers are as of the most recent fiscal year end date of each company. The most recent fiscal year end date for CFS Corporation is February 20, 2007 and the most recent fiscal year end date for Ain Pharmaciez is April 30, 2007.

4. Consolidated business results for the last 3 fiscal years

(Millions of yen)

	CFS Corporation		
Fiscal Year	Fiscal Year Ended in February 2005	Fiscal Year Ended in February 2006	Fiscal Year Ended in February 2007
Current Sales	147,654	145,881	142,157
Operating Income	1,747	1,949	(10)
Current Income	1,790	2,155	125
Net Income or Loss	652	1,025	(3,151)
Net Income or Loss per Share (yen)	21.73	33.41	(105.40)
Annual Dividends per Share (yen)	16	16	16
Shareholders' Equity per Share (yen)	683.77	704.22	585.18

(Millions of yen)

	Ain Pharmaciez		
Fiscal Year	Fiscal Year Ended in April 2005	Fiscal Year Ended in April 2006	Fiscal Year Ended in April 2007
Current Sales	57,091	76,303	81,307
Operating Income	2,875	3,083	2,888
Current Income	3,080	3,012	2,833
Net Income or Loss	930	1,215	1,010
Net Income or Loss per Share (yen)	79.92	104.53	89.34
Annual Dividends per Share (yen)	15	18	18
Shareholders' Equity per Share (yen)	807.68	912.43	946.17

5. Status of the company to be newly incorporated by the share transfer

(1) Corporate Name	AIN CFS HOLDINGS Co., Ltd. (tentative name)		
(2) Line of Business	Management and administration of subsidiaries and the group and ancillary operations		
(3) Location of Head Office	Tokyo		
(4) Assumption of Office of Representatives and Other Officers	Representative Director and Chairman	Kenji Ishida	Current Representative Director, Chairman and President of CFS Corporation
	Representative Director and President	Kiichi Ohtani	Current Representative Director and President of Ain Pharmaciez
	Director	Kenji Matsuoka	Current Director and Executive Vice President of CFS Corporation
	Director	Takehiko Ishida	Current Director and Executive Vice President of CFS Corporation

	Director	Morihiro Takechi	Current Director of CFS Corporation
	Director	Tadashi Nagumo	Current Representative Director and Executive Vice President of Ain Pharmaciez
	Director	Hiromi Kato	Current Executive Director of Ain Pharmaciez
	Director	Junichi Kawai	Current Executive Director of Ain Pharmaciez
	Full-time Corporate Auditors	(One to be appointed by CFS Corporation) (One to be appointed by Ain Pharmaciez)	
	Outside Corporate Auditors	Two (the candidates to be determined by the parties upon discussion)	
	Alternate Corporate Auditors	(The candidates to be determined by the parties upon discussion)	
(5) Capital	Five billion yen		
(6) Net Assets (Consolidated)	To be determined		
(7) Total Assets (Consolidated)	To be determined		
(8) Date of Fiscal Year End	March 31 The last day of the fiscal year of CFS Corporation and Ain Pharmaciez, each to become wholly owned subsidiaries after the share transfer, will also be changed to March 31.		
(9) Outline of Accounting Treatment	This share transfer falls under "acquisition" as defined in the Accounting Standards for Business Combinations, and accordingly it is expected that the Purchase Method will apply. However, because it is not possible to estimate the amount of goodwill at this point in time, the amount, the number of years for amortization, etc. will be updated once they are determined.		
(10) Forecast of Business Impact of the Share Transfer	The companies will set up an integration preparatory committee and sectional committees to examine the business prospects after the integration, etc. and disclosure will be made once they are determined.		

Inquiries in respect of this press release should be made to:

CFS Corporation:
Takehiko Ishida
Director, Executive Vice President and General Manager of Corporate Planning Department
Morihiro Takechi
Director and Manager of Financial Headquarters
TEL: 045-476-7474

AIN PHARMACIEZ INC.
Junichi Kawai
Executive Director and Manager of Administrative Headquarters
Masato Sakai
General Manager of Corporate Planning Department
TEL: 011-783-0189/5681

END